# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Funko, Inc., CIK 0001704711
CUSIP: 361008105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2802 Wetmore Avenue, Everett, Washington (WA), 98201
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-24-003898
Filed by CIK 0001959730

## Reporting persons
- Fund 1 Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,413,887; sole dispositive power 0; shared dispositive power 5,413,887; aggregate amount beneficially owned 5,413,887 (9.89% of the class)
  Comment: (Limited Liability Company)

## Item 1. Issuer
Name of issuer: Funko, Inc.
Address of issuer's principal executive offices: 2802 Wetmore Avenue, Everett, Washington, 98201

## Item 2. Person Filing
Name of person filing: Fund 1 Investments, LLC
Address of principal business office or, if none, residence:
100 Carr 115 Unit 1900
Rincon, Puerto Rico 00677
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 5,413,887
Percent of class: 9.89
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,413,887
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
5,413,887

Shares reported herein for Fund 1 Investments, LLC are held for the benefit of private investment vehicles for which Pleasant Lake Partners LLC serves as investment adviser. Fund 1 Investments, LLC serves as managing member of Pleasant Lake Partners LLC. Jonathan Lennon serves as managing member of Fund 1 Investments, LLC. Each of Fund 1 Investments, LLC, Pleasant Lake Partners LLC and Mr. Lennon disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

All percentages reported herein with respect to the Reporting Person's holdings are calculated based upon a statement in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 as filed with the Securities and Exchange Commission on August 7, 2025, that there were 54,717,577 shares of Class A Common Stock of the Issuer outstanding as of August 5, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
See Item 4.

In addition, PLP Funds Master Fund LP, a private investment vehicle for which Pleasant Lake Partners LLC serves as investment adviser, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Stock of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable/Chief Operating Officer (11/14/2025)